LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE

STUART REED, ESQUIRE

WWW.LEGALANDCOMPLIANCE.COM

DIRECT E-MAIL:

        LANTHONY@LEGALANDCOMPLIANCE.COM

December 18, 2006

VIA ELECTRONIC FILING

ON THE EDGAR SYSTEM

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Attn:  Yolanda Crittendon, Staff Accountant

RE:

Infe-Human Resources, Inc.

Form 8-K filed November 7, 2006

File No. 000-50374

Dear Ms. Crittendon:

We are electronically filing this transmittal letter.  We trust you shall deem the contents of this transmittal letter responsive to your comment letters dated November 14, 2006.

Our responses below are numbered in accordance with you numbered comments:

1.

We respectfully believe that this comment is inapplicable and that accordingly a revision is unnecessary.  In particular, the Registrant is a small business issuer subject to the requirements of regulation S-B as opposed to Regulation S-K.  The instructions to Item 4.01 of Form 8-K require the provision of information required by Item 304(a)(1) of Regulation S-K or Items 304(a)(1) of Regulation S-B, as applicable.  We respectfully submit that the Registrant has provided the information required by Item 304(a)(1) of Regulation S-B.

In particular, Item 304(a)(1)(iv) requires either A. the disclosure of disagreements or B. the disclosure of information regarding inadequacies in internal controls.  The Registrant has provided the required information in its Form 8-K.  To the contrary, Item 304(a)(1)(iv) and (v) of Regulation S-K provide two separate disclosure requirements, requiring both the disclosure of disagreements and the disclosure of inadequacies on internal controls.  In addition, we note that comment 1 requests the provision of information required by Item 304(a)(1)(iv) and (v) of Regulation S-K.  Again, we believe that Regulation S-K is inapplicable to the Registrant.

2.

No amended Form 8-K has been filed.

3.

The material weaknesses were discovered by the auditors in reviewing the quarter end financial statements for inclusion in the Form 10Q for the quarter ended May 31, 2006.  Accordingly, the material weaknesses relate to the quarter ended May 31, 2006 and August 31, 2006.  The Company believes the weaknesses were a direct result of Company growth.  Although, the Company implemented additional controls for the quarter ended August 31, 2006, these additional controls appeared inadequate.  To correct each concern, in addition to hiring a new audit firm, the Company is in the process of hiring an outside

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

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Securities and Exchange Commission

Division of Corporation Finance

December 18, 2006

consultant to offer financial review and controls as well as to work with internal employees to ensure that internal controls are adequate.  Moreover, the Company intends to hire additional personnel as necessary and recommended by both the outside consultant and the new audit firm.

4.

The Company is still working on a response to this question and respectfully requests through January 19, 2007 to complete and file such response.

5.

None.

If you have any questions, please do not hesitate to contact the undersigned.

Legal & Compliance, LLC

By:/s/Laura Anthony

Laura Anthony, Esq.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

OFFICES IN WEST PALM BEACH AND MIAMI BEACH